UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

Amendment No. 1

to

ANNUAL REPORT

of

JAPAN BANK FOR INTERNATIONAL COOPERATION

(Name of registrant)

Date of end of last fiscal year: March 31, 2014

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

NAGAYOSHI MOTOKAWA

Chief Representative

Representative Office in New York

Japan Bank for International Cooperation

712 Fifth Avenue 26th Floor

New York, NY 10019 U.S.A.

Copies to:

Garth W. Bray

Sullivan & Cromwell LLP

Otemachi First Square

5-1, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

*	The registrant is filing this annual report on a voluntary basis.

This Annual Report on Form 18-K of Japan Bank for International Cooperation (the “registrant”) filed on September 24, 2014, as amended by this Amendment No. 1, is intended to be incorporated by reference into Registration Statement No. 333-182490 of the registrant and Japan filed on July 2, 2012.

1.	The following Exhibits 1 and 2 are hereby added to the Annual Report and supersede Exhibits 5 and 6, respectively:

Exhibit Number	Description

1.	Japan Bank for International Cooperation Act (Act No. 39 of 2011, as amended) (English translation).

2.	Certificate of Nagashima Ohno & Tsunematsu.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Tokyo, Japan on the 9th day of January, 2015.

JAPAN BANK FOR INTERNATIONAL COOPERATION

By:	/s/ Moriyuki Aida
Moriyuki Aida
Director General
Treasury Department
Corporate Group

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